Filed by: Fortive Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Fortive Corporation

Commission File No.: 001-37654

The following is a transcript of a video interview of James A. Lico, President and Chief Executive Officer of Fortive Corporation, by Stacey A. Walker, Senior Vice President – Human Resources of Fortive Corporation, made available to employees of Fortive Corporation

Jim: Hey Fortive Team, back in March we announced the combination of our Automation and Specialty businesses with Altra. As we sit today we are very close to closing that transaction. And so we look forward today to talking to you about that.

Stacey: Jim I know there’s been a lot of fantastic work happening. The teams and the businesses themselves. The corporate groups who has been busily working in Obeya rooms. Maybe you could share a little bit about what’s happening in the businesses, or what has happened within the businesses over the last few months.

Jim: Well you are exactly right, Stace. I mean just a ton of work as you mentioned with the teams to really bring the transaction to closure both on a part of the corporate teams and our businesses, and at the same time deliver great results. We couldn’t be more excited about the position of all of the A & S businesses right now and what they’ve done this year. Businesses like Kollmorgen that have done a great job of delivering great innovation in the marketplace, in places like their collaborative robot market. So I think where we stand today is in a really good position for success.

Stacey: Part of the transaction here will be saying goodbye to some good friends and some close colleagues. Any reflections or thoughts about that? I know personally, very difficult to do.

Jim: Yeah you know it’s always tough to say goodbye, and obviously we know this from our own separation with Danaher. My first interview with Danaher was a Jacobs Vehicle Systems plant tour and I saw the power of Danaher Business System at the time – and what that can do- and it really sold me on the company. You fast forward to visits with the businesses on a number of occasions, places like to going to Portescap India. And seeing the power of FBS and what they do with quality circles – just continues to reinforce how good these businesses are. And what a great position they’re in, and we’re just so excited for them.

Stacey: And I know, Jim, we speak on behalf of the 25,000 employees across Fortive. That we couldn’t be more supportive of the team and the great work that they’ve done and we wish them well and say thank you.

Jim: Yeah and our stories really just reflect the incredible impact that the A&S businesses have had on Fortive and our culture. And we’re so confident that they’re going to have that kind of impact in Altra in the future. We want to thank everyone for the time and energy to make this possible. We want to thank all of our employees and wish them a tremendous amount of good luck. Thank you.

FORWARD-LOOKING STATEMENTS

Statements in this release that are not strictly historical, including statements regarding the expected effects of the exchange offer related to the split-off of the A&S Business and the combination of such business with Altra (the “Transaction”), the anticipated timing and terms of the Transaction and any other statements regarding events or developments that Fortive believes or anticipates will or may occur in the future, are “forward-looking” statements within the meaning of the federal securities laws. There are a number of important risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These risks and uncertainties include, among other things, the ability of Fortive and Altra to satisfy the conditions to the Transaction on a timely basis, the parties’ ability to complete the Transaction on the anticipated terms and schedule, including the anticipated tax treatment for the Transaction, the risk that the Transaction will harm Fortive’s business, and the risk of deterioration of or instability in the business performance of the A&S Business or Altra, of their respective served markets or in the general economy. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Fortive’s SEC filings, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this release and Fortive assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Altra, Fortive’s A&S Business or Fortive. In connection with the Transaction, Stevens Holding Company, Inc. has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 and Form S-1 in connection with its separation from Fortive, and Altra has filed with the SEC a registration statement on Form S-4, each of which includes a prospectus. Investors and security holders are urged to read the registration statements, the prospectus and any other relevant documents, because they contain important information about Altra, the A&S Business of Fortive and the Transaction. The registration statements, the prospectus and other relevant documents relating to the Transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Fortive upon written request to D.F. King & Co. Inc., 38 Wall Street, New York, NY 10005, or by calling (800) 515-4479 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite Street, Suite 201, Braintree, MA 02184 or by calling (781) 917-0541.

TENDER OFFER DOCUMENTS

On August 28, 2018, Fortive filed with the SEC a tender offer statement on Schedule TO regarding the exchange offer for the split-off of the A&S Business as part of the proposed Transaction. Investors and security holders are urged to read the tender offer statement because it contains important information about the Transaction. Investors and security holders may obtain a free copy of the tender offer statement and other documents filed by Fortive with the SEC on the SEC’s web site at www.sec.gov. The tender offer statement and other documents may also be obtained free of charge from Fortive by directing a request to D.F. King & Co. Inc., 38 Wall Street, New York, NY 10005 or by calling (800) 515-4479.